T E R Y L R E S O U R C E S C O R P.

NEWS RELEASE

TERYL RESOURCES CORP.

     04/00
TRC.V - Trading Symbol

DRILLING PROGRESS REPORT ON THE GIL CLAIMS JOINT VENTURE IN
FAIRBANKS, ALASKA

                                    For Immediate Release: June 5, 2000 - Vancouver, BC - Teryl Resources Corp. (TRC.V) and its U.S. subsidiary Teryl, Inc. wishes to announce that it has received additional assay results further to our news release on April 18, 2000 on this years first phase drilling and exploration program on the Gil Claims joint venture from our joint venture partner Kinross Gold Corporation (TSE: K; NYSE: KGC). This years initial program consists of approximately 50 drill holes to mainly test the expansion of the Gil Main Zone, defining a resource on the North Gil, a newly discovered zone and to test other geochemical and geophysical targets.

The results on the potential economic value holes are as follows:

MAIN GIL DRILL RESULT			NORTH GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)	HOLE #	INTERVAL	AU (opt)
145	45' - 125'	80' of .047	153	150' - 165'	15' of .046
158	505' - 530'	25' of .057	153	210' - 235'	25' of .036
			153	335' - 360'	25' of .032
			154	110' - 125'	15' of .040
			155	320' - 335'	15' of .082

The Phase-Two Drill program is expected to start-up for Core drilling on June 5, 2000. Drilling will concentrate on in-fill and step-out drilling at both North Gil, and Main Gil zones.

The Gil claims is adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation.

Teryl owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil claims joint venture property.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
(604) 278-5996	Fax (604) 278-3409

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
(604) 278-5996	Fax (604) 278-3409